

Mail Stop 3561

June 30, 2016

Alyson M. Mount
Senior Vice President and Chief Accounting Officer
Entergy Corporation
639 Loyola Avenue
New Orleans, LA 70113

> **Re:** **Entergy Corporation**
> **Form 10-K for the fiscal year ended December 31, 2015**
> **Filed February 26, 2016**
> **Response Dated June 17, 2016**
> **File No. 001-11299**

Dear Ms. Mount:

We have reviewed your June 17, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 3, 2016 letter.

Form 10-K for the year ended December 31, 2015

Entergy Corporation

Notes to Financial Statements

Note 3. Income Taxes

Other Tax Matters, page 127

1. We note your response to comment 2 and have the following comments:

- You state under section B.1. that prior to the business combination, full recognition of the decommissioning liabilities for your owned nuclear power plants was not allowed for tax purposes but the business combination allowed Legacy ELL and EGSL to fully recognize them. Please explain to us in more detail this change in treatment of the decommissioning liabilities and why the business combination allowed for it to happen.

- Please also tell us if this change in treatment was specifically addressed in the private letter ruling from the I.R.S. that you referenced in your response.

- Finally, since this transaction had a material impact on your 2015 income taxes and net income, please consider revising future filings in an appropriate location to better explain the tax impacts of this transaction to your investors. For example, we believe disclosing that this transaction created both temporary and permanent tax differences and briefly explaining the accounting impact of each would provide useful information to Entergy's and Entergy Louisiana's investors.

    You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or me at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters or any other questions.

                                              Sincerely,

                                              /s/ Jennifer Thompson

                                              Jennifer K. Thompson
                                              Accounting Branch Chief
                                              Office of Consumer Products